Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated January 9, 2007	Registration Statement No. 333-135490

European Investment Bank
USD 3,000,000,000 4.875% Notes due 2017
Final Term Sheet

Issuer:	European Investment Bank
Ratings:	Aaa/AAA/AAA
Currency/Size:	USD 3,000,000,000
Settlement:	17 January 2007
Maturity:	17 January 2017
Interest Payment Dates:	17th January, 17th July
Coupon:	4.875% (semi-annual)
Reoffer:	99.445%
Yield:	4.946%
10yr UST 15 November 2016:	99-24 / 4.656%
Spread:	10yr UST 15 November 2016 + 29 bps
Denominations:	USD 1,000, 10,000, 100,000
Leads:	CITI/GS/MS
Co-leads:	BC/CS/DB/HSBC/Nomura
Governing Law:	New York

The Notes are expected to be listed on the Luxembourg Stock Exchange

You can access the prospectus for the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data//33745/000095015706000723/form-sb_a.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +44 (0)207 774 3183.